Exhibit 99.4

CONSENT OF INDEPENDENT AUDITORS

We hereby consent to the incorporation by reference in the Registration Statement on Form F-3 (No. 333-220346) of Brookfield Business Partners L.P. of our report dated December 14, 2018, except for the effects of the revision discussed in Note 14 to the combined financial statements, as to which the date is February 8, 2019, relating to the financial statements of the Power Solutions Business of Johnson Controls International plc, which appears in Brookfield Business Partners L.P.’s Form 6-K dated March 5, 2019.

/s/ PricewaterhouseCoopers LLP
Milwaukee, Wisconsin
June 20, 2019